FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON  DC  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2005

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Appendix 4E

National Australia Bank Limited

Preliminary final consolidated report

Financial year ended September 30, 2005

National Australia Bank Limited ABN 12 004 044 937 (the ‘Company’)

A reference in this Appendix 4E to the ‘Group’ is a reference to the Company and its controlled entities.

This preliminary final report is given to Australian Stock Exchange Limited (ASX) under Listing Rule 4.3A.

All currency amounts are expressed in Australian dollars unless otherwise stated.

References in this document to 2005 are references to the Company’s financial year ended September 30, 2005.

Other financial years are referred to in a corresponding manner.

Results for announcement to the market

Reporting period	Previous corresponding period

12 months ended on September 30, 2005	12 months ended on September 30, 2004

				2005
				$m

Revenue from ordinary activities	up	23.9%	to	37,406

Profit from ordinary activities after tax attributable to members of the Company	up	30.1%	to	4,132

Net profit attributable to members of the Company	up	30.1%	to	4,132

Dividends

	Amount per share	Franked amount per share

Final dividend	83 cents	80%

Interim dividend	83 cents	80%

Record date for determining entitlements to the final dividend	November 25, 2005

Performance has been impacted by a range of factors and a number of significant items including the net profit on the sale of Northern Bank Limited and National Irish Bank Limited (the ‘Irish Banks’) and restructuring expenses.

The increase in revenue from ordinary activities includes the proceeds from the sale of the Irish Banks of $2,493 million and strong growth in investment revenue for Wealth Management, partly offset by the proceeds from the sale of strategic shareholdings in the prior corresponding period of $993 million.

For further details refer to the Management Discussion and Analysis on page 4.

Table of contents

Management discussion and analysis		4
Consolidated statement of financial performance		9
Consolidated statement of financial position		10
Consolidated statement of cash flows		11
Notes to the preliminary financial report		12
1	Principal accounting policies	12
2	Transition to Australian equivalents to International Financial Reporting Standards	13
3	Segment information	21
4	Revenue from ordinary activities	22
5	Expenses included in profit from ordinary activities before income tax expense	23
6	Dividends and distributions	25
7	Earnings per share	26
8	Net tangible assets	26
9	Contributed equity	26
10	Retained profits	27
11	Notes to the statement of cash flows	27
12	Details of associates and joint venture entities	29
13	Details of controlled entities gained or lost during the year	29
14	Other information	29
Compliance statement		31

Management discussion & analysis

Performance summary

	Year to
	September 30	September 30
	2005	2004
	$m	$m
Net profit attributable to members of the Company	4,132	3,177
Net profit attributable to outside equity interest	610	374
Net profit	4,742	3,551
Adjust for significant items:
Significant revenue	(2,493)	(993)
Significant expenses	2,209	1,675
Attributable income tax benefit	(87)	(298)
Significant (profit)/loss after tax	(371)	384
Net profit before significant items	4,371	3,935
Net profit attributable to members of the Company	4,132	3,177
Adjust for:
Distributions	(204)	(187)
Significant (profit)/loss after tax	(371)	384
Movement in the excess of net market value over net assets of life insurance controlled entities	(335)	137
Attributable income tax benefit	(10)	(153)
Amortisation of goodwill	98	103
Cash earnings before significant items	3,310	3,461

Cash earnings is a key performance measure and financial target used by the Group.  Dividends paid by the Group are based on after-tax cash earnings (excluding significant items).  Cash earnings is a key performance measure used by the investment community, as well as by those Australian peers of the Group with a similar business portfolio.  Management considers that the exclusion of the intangible and other items detailed above from net profit is a prudent and useful indicator of the Group’s underlying operating performance.  Cash earnings does not refer to, or in any way purport to represent the cash flows, funding or liquidity position of the Group.  It does not refer to any amount represented on a Statement of Cash Flows.

Review of operations

Net profit attributable to members of the Company of $4,132 million in 2005, increased $955 million or 30.1% compared with 2004.  Net profit of $4,742 million in 2005, increased $1,191 million or 33.5% compared with 2004.

Significant items are those individually significant items included in net profit.  The current year result includes the following after-tax significant items:

•                  net profit of $1,043 million on the sale of Northern Bank Limited and National Irish Bank Limited (the Irish Banks);

•                  restructuring costs of $606 million;

•                  provision  for settlement of tax dispute on TrUEPrSSM of $97 million;

•                  reversal of a provision in relation to foreign currency options trading losses of $24 million; and

•                  reversal of prior year restructuring provisions of $7 million.

The 2004 year result included the following after-tax significant items:

•                  $315 million profit relating to the sale of strategic shareholdings in St George Bank Limited, AMP Limited and HHG Plc.;

•                  $307 million write-down of impaired application software;

•                  $252 million loss attributable to foreign currency options trading losses;

•                  $204 million charge to provide for doubtful debts as a result of a revision of an accounting estimate; and

•                  $64 million profit from the writeback of a provision for SR Investment, Inc. (the parent entity of HomeSide Lending, Inc.) in respect of selling-related costs.

Net profit before significant items of $4,371 million in 2005, increased $436 million or 11.1% compared with 2004.  Cash earnings (before significant items) of $3,310 million in 2005, decreased $151 million or 4.4% compared with 2004.

Net interest income of $7,082 million in 2005, was $109 million or 1.5% lower than 2004, reflecting a decline in margins in all regions and the impact of the sale of the Irish Banks on February 28, 2005.  The decrease in the net interest margin from 2.35% to 2.20% for the Group was partly offset by underlying volume growth.

Net life insurance income increased by $660 million from $1,012 million in 2004 to $1,672 million in 2005.  This was driven by an increase in investment earnings resulting from continued strong performance in global equity markets and favourable claims experience, partly offset by a decrease in premium revenue.

Other banking and financial services income of $5,102 million in 2005, was $271 million or 5.6% higher than 2004.  This outcome reflects:

•                  proceeds from sale of part of the Clydesdale Bank head office building in September 2005;

•                  growth in loans fees from banking, reflecting bill fee growth in Australia and the impact of growth from introduction of the third party distribution channels and expansion of Integrated Financial Solutions in the UK;

•                  growth in trading income from foreign exchange and interest rate derivatives;

•                  growth in other income relating to transitional service income from Danske Bank A/S connected to the sale of the Irish Banks;

•                  growth in management fee income in Wealth Management; partly offset by

•                  the impact of the sale of the UK custodian business to the Bank of New York in September 2004.

The movement in the excess of net market value over net assets of life insurance controlled entities was a profit of $335 million in 2005, an increase of $472 million from 2004, impacted by the effect of assumption and experience changes underlying the valuation.  The favourable impact from the change in assumptions and experience is due to:

•                  growth in market value after allowing for changes in shareholder net assets driven by anticipated growth in market values utilising the assumptions adopted at the previous valuation ($321 million); and

•                  changes to assumptions/experience since the previous valuation ($56 million) reflecting the positive impact from higher than expected investment earnings and ongoing expense control, partly offset by the impact of lower assumed margins for retail and corporate funds management products.

Personnel, occupancy and general expenses of $7,304 million in 2005, were $492 million or 7.2% higher than 2004.  This outcome reflects:

•                  growth in personnel expenses (excluding superannuation) reflecting higher annual salaries net of a reduction in average staff numbers, and higher performance-based remuneration in the 2005 year;

•                  higher superannuation expenses due to a superannuation contribution holiday in Australia having reduced the prior year pension fund expense;

•                  higher occupancy costs as a result of the full occupation of the second Docklands building in Melbourne;

•                  higher general costs of $56 million associated with the Northern Bank Limited robbery in December 2004 and costs of $49 million awarded against the Group associated with the outcome of a legal action in South Korea; and

•                  an increase of $98 million in the charge to provide for non-lending losses primarily reflecting costs relating to fee refunds for the Choice package, BAD tax and fixed rate interest only loans.

The charge to provide for doubtful debts of $534 million in 2005, was $25 million or 4.5% lower than 2004, reflecting a continued focus on credit quality across the business in conjunction with stable market conditions.

Income tax expense relating to ordinary activities of $1,797 million in 2005, was $607 million or 51.0% higher than 2004, reflecting higher profits before tax and increased tax expense attributable to the statutory funds of the life insurance business.  In addition, in 2005, income tax expense has been favourably impacted by a once-off tax benefit in relation to the non-assessable profit on the sale of Irish Banks of $289 million and non assessable income of $110 million relating to wealth management revaluation income, partly offset by the significant income tax item in respect of the provision for settlement of a tax dispute with the Australian Taxation Office of $97 million in respect of the TrUEPrSSM tax matter.  Income tax expense is also impacted by wealth management products and international activities, to which a wide range of tax rates are applied.

A more detailed discussion of the results is set out in the 2005 full year results announcement.

Segment information

A detailed discussion of segment information is set out in the 2005 full year results announcement.

Shareholder returns

		Year to
		September 30	September 30
	Note	2005	2004
		Cents	Cents
Earnings per share
Basic	7	251.9	197.3
Diluted (1)	7	248.1	196.1
Earnings per share before significant items
Basic		228.1	222.7
Diluted (1)		225.2	220.4
Cash earnings per share
Basic		236.1	203.1
Diluted (1)		232.9	201.7
Cash earnings per share before significant items
Basic		212.3	228.5
Diluted (1)		210.1	226.0
Dividends per share		166.0	166.0

(1)       Calculated based on the weighted average diluted number of ordinary shares, which includes the impact of performance options, performance rights, partly paid ordinary shares and potential conversion of exchangeable capital units.

Cash earnings is a key performance measure and financial target used by the investment community.  The potential conversion of exchangeable capital units, performance options and rights and partly paid shares into fully paid ordinary equity may have a dilutive impact on cash earnings per share, which varies from year to year depending on conversion.  Diluted cash earnings per share assumes full conversion, exercise and paying up of the exchangeable capital units, options, rights and partly paid shares and provides a consistent basis for year-on-year comparison.

Diluted earnings per share increased 26.5% in 2005 to 248.1 cents, from 196.1 cents in 2004.  Excluding the impact of significant items, diluted earnings per share increased 2.2 % for 2005 to 225.2 cents, from 220.4 cents in 2004.  The increase in diluted earnings per share before significant items in the 2005 year compared to the 2004 year reflects improvement in underlying operating performance in wealth management products and increased revaluation profit, improved performance in the Total New Zealand and Institutional Markets & Services segments, offset by reduced earnings in Total Australia banking division, Total United Kingdom and Other segments.

Diluted cash earnings per share increased 15.5% in 2005 to 232.9 cents, from 201.7 cents in 2004.  Excluding the impact of significant items, diluted cash earnings per share decreased 7.0% in 2005 to 210.1 cents, from 226.0 cents in 2004.  The decrease in diluted cash earnings per share before significant items reflects flat earnings in the Australian and UK banking businesses and one-off costs incurred in relation to South Korea litigation and the Northern Bank robbery, partly offset by the improvement in underlying operating performance for wealth management products.

An interim dividend of 83 cents per fully-paid ordinary share was paid during the year ended September 30, 2005 (80% franked), compared to an interim dividend of 83 cents in 2004 (100% franked).  The final dividend declared from the 2005 profit was 83 cents per share (80% franked), which remained consistent with the 2004 final dividend.  The 2005 final dividend is payable on December 19, 2005.

The Company expects to continue its policy of paying regular cash dividends; however, there is no assurance as to future dividends.  Future dividend policies will be determined by the Board with regard to the Company’s earnings, capital requirements, financial conditions and applicable government regulations and policies.

The interim dividend paid was 80% franked and the final dividend will be 80% franked.  The franked portion of these dividends carry imputation tax credits at a tax rate of 30%, the current Australian company tax rate.  For non-resident shareholders of the Company, the dividend will not be subject to Australian withholding tax, as the unfranked portion of the dividend will carry foreign dividend account credits (or foreign income account credits).

The extent to which future dividends will be franked will depend on a number of factors, including the level of the Group’s profits that will be subject to Australian income tax and any future changes to the Australian business tax system as a result of the Australian Commonwealth Government’s tax reform initiatives.

Review of the consolidated statement of financial position

Assets

Total assets at September 30, 2005 increased to $419,588 million from $411,309 million at September 30, 2004.  The sale of the Irish Banks, which were sold on February 28, 2005, removed $16,374 million from the September 30, 2004 statement of financial position.  Excluding this and the impact of exchange rate movements, total assets (in Australian dollar terms) grew $34,796 million or 9.0% during the year.

The growth in total assets was primarily driven by the growth in loans and advances, amounts due from customers on acceptances, and investments relating to the life insurance business.  This was partly offset by declines in due from other financial institutions, trading derivatives, trading securities, available for sale securities and investment securities.

Net loans and advances (excluding the impact of the sale of the Irish Banks) increased $25,299 million or 10.8% to $260,053 million at September 30, 2005.  This increase primarily reflects strong growth in housing lending across all regions and solid business term lending growth, particularly in Australia.

Amounts due from customers on acceptances increased $11,283 million or 69.0% from $16,344 million at September 30, 2004 to $27,627 million at September 30, 2005, and is offset by a corresponding increase in liabilities from acceptances.  Excluding the impact of the buy-back of the Company’s accepted bills, volumes have grown 15.4% from September 30, 2004.  Bill acceptances continue to be a preferred product for business customers as a result of favourable pricing arrangements and flexibility.

Investments relating to life insurance business increased by $9,487 million or 23.1% to $50,500 million at September 30, 2005; however, this was largely offset by an increase in life insurance policy liabilities, which increased $5,989 million or 16.6% to $42,123 million at September 30, 2005.  This growth resulted from continued strong market conditions increasing asset values.

Amounts due from other financial institutions decreased by $6,858 million or 30.7% (excluding impact of the sale of the Irish Banks) to $15,477 million at September 30, 2005.  This was driven by a reduction in reverse repurchase agreements, as well as certificate of deposits and loans held, following the Group’s strategic decision to release capital invested in low yielding assets in its Institutional Markets & Services business.

Marketable debt securities (trading, available for sale and investment securities) decreased $13,091 million or 32.4% during the year.  The decrease in these securities follows the Group’s strategic decision to release capital invested in low yielding assets so as to improve returns in the Institutional Markets & Services business.

Trading derivative assets decreased by $3,980 million or 22.2% to $13,959 million; however, this was offset by a decrease in trading derivative liabilities, which decreased $3,743 million or 23.2% to $12,407 million.

Liabilities

Total liabilities at September 30, 2005 increased to $385,308 million from $381,543 million at September 30, 2004.  The sale of the Irish Banks, which were sold on February 28, 2005, removed $15,272 million from the September 30, 2004 statement of financial position.  Excluding this and the impact of exchange rate movements, total liabilities (in Australian dollar terms) grew $27,177 million or 7.6% during the year.

The growth in total liabilities was primarily driven by the growth in liability on acceptances, life insurance policy liabilities, and bonds, notes and subordinated debt.  This offset declines in due to other financial institutions and trading derivatives and the reduction in liabilities as a result of the sale of the Irish Banks.

Bonds, notes and subordinated debt increased by $6,665 million or 20.5% to $39,238 million at September 30, 2005.  The Group has a number of funding programs available, and the increase reflects further issues of the Group’s Euro and Domestic medium-term notes programs undertaken to fund asset growth and re-finance maturing short-term and long-term debt.  The increase also reflects the Group’s current strategy of lengthening the maturity profile of the Group’s debt issues.

Due to other financial institutions (excluding the impact of the sale of the Irish Banks) declined $5,672 million or 13.5% to $36,322 million at September 30, 2005.  This decrease was primarily driven by a reduction in repurchase agreements activity and deposits held, and is consistent with the Group’s strategic decision to release capital invested in low yielding assets, which has reduced funding requirements.

Equity

Total equity in the Group increased from $29,766 million at September 30, 2004 to $34,280 million at September 30, 2005.  Total parent entity interest in equity increased by $2,156 million from $25,900 million at September 30, 2004 to $28,056 million at September 30, 2005.  This reflects an increase in contributed equity of $1,295 million to $11,486 million, primarily reflecting the US$800 million ($1,014 million net of costs) issue of Trust Preferred Securities II on March 23, 2005.  The movement in total equity also included an increase in retained profits of $1,388 million to $15,903 million, and an increase in outside equity interest of $2,358 million following consolidation of additional trusts and growth in life insurance assets reflecting continued strong market conditions.

Capital ratios

	As at
	September 30	September 30
	2005	2004
	%	%
Tier 1	7.9	7.3
Tier 2	3.6	4.3
Deductions	(1.0)	(1.0)
Total capital	10.5	10.6

During the 2005 year, the Group’s Tier 1 capital ratio increased, and was above the Group’s stated target range at September 30, 2005.  The increase in the Tier 1 capital ratio principally reflects growth in contributed equity as a result of the issue of Trust Preferred Securities II on March 23, 2005 and the sale of the Irish Banks, which occurred on February 28, 2005, generating a net profit after all disposal costs, including taxation, of $1,043 million.  In addition to the profit component, the sale also resulted in a reduction in risk-weighted assets of approximately $12,450 million. The Group raised US$800 million ($1,014 million net of issue costs) through the issue of the 800,000 Trust Preferred Securities of US$1,000 each.  These securities qualify as Tier 1 capital.

The capital position also increased due to the reinvestment of dividends under the Company’s dividend reinvestment plan (DRP), bonus share plan (BSP),  and employee share and option plans.  During the years ended September 30, 2005 and 2004, 11.5 million and 47.5 million fully paid ordinary shares respectively, were issued under the DRP, BSP and SPP to shareholders at varying prices.

The capital ratios in both 2005 and 2004 have also been impacted by the change in methodology of the calculation of the market risk component of risk-weighted assets from an Internal Model Method to the Standard Method as directed by APRA in 2004.  The Standard Method, as prescribed by APRA in prudential standard APS 113, limits recognition of portfolio effects on outstanding positions and is substantially more restrictive on the rules regarding the matching of positions.  The effect of using the Standard Method was an increase in risk-weighted assets of $10,076 million at September 30, 2005 ($10,206 million at September 30, 2004).

Sale of Northern Bank Limited and National Irish Bank Limited

The sale of the Irish Banks to Danske Bank A/S was completed on February 28, 2005, generating a profit on sale of $1,043 million after all disposal costs, including taxation.  Under the terms of the sale agreement, the Company has certain indemnification obligations and standard warranties that survive the completion of the sale.  Transitional services are provided to Danske Bank A/S in respect of the Irish Banks to assist in the smooth transition of ownership of those businesses.  These transitional services are provided at cost and are expected to be in place for up to eighteen months from completion of the sale.

Restructuring expenses

During the year ended September 30, 2005, the Group incurred pre-tax restructuring costs totalling $838 million.

Australian restructuring

Restructuring expenses of $409 million have been booked in the Australian region, including redundancy costs of $198 million, other restructuring costs of $157 million, which relate to reorganisation of new management teams and managing the integration process, as well as writing off the asset value of decommissioned systems, with a further $54 million relating to occupancy costs for surplus leased space and make good costs.

UK restructuring

The restructuring expenses of $266 million remain unchanged from that disclosed for the March 2005 half year to cover restructuring initiatives underway in the UK operations.  This covers costs to streamline operations, which will lead to reductions in staffing levels and the reconfiguration of the distribution networks to meet the changing needs of customers.

Institutional Markets & Services restructuring

In relation to Institutional Markets & Services, there were restructuring expenses of $121 million booked in the 2005 year, relating to the consolidation of the Asian businesses into a regional hub, the exiting of certain businesses in the US and the repositioning of the UK large and mid-size corporate banking segments.  There has also been a replacement and rationalisation of the technology platform supporting the markets business.

New Zealand & Corporate Centre

The $14 million restructuring charge in New Zealand relates to rationalisation of the current branch network and corporate office.  The Corporate Centre charge of $28 million predominantly relates to redundancies within head office.

Other matters

Board changes

Mr Michael Chaney was appointed to the Board as a non-executive director on December 6, 2004 and was appointed Chairman in September 2005.  In August 2005, the Company announced that Mrs Patricia Cross will be appointed as a non-executive director in December 2005.  Mr Graham Kraehe resigned as Chairman and non-executive director on September 27, 2005.

Re-opening of foreign exchange options desk

In response to the March 2004 APRA report on the foreign currency options trading losses, significant progress has been made in addressing deficiencies in market risk systems, governance processes, and organisational culture.  A key outcome was the re-opening in May 2005 of the foreign currency options trading desk.  The Group is also progressing with its internal market risk model re-accreditation.  Similarly, significant progress has been made in addressing risk systems and procedures in accordance with the remedial actions specified by APRA and the ASIC enforceable undertaking.

General developments

The following general developments occurred during the current year:

•                  A program of work was undertaken to transform the Australia regional business.  The re-alignment of the organisational structure was completed by March 2005, with Australian Banking and Wealth Management moving into a single, regional business centred around customers, products and services;

•                  There were 23 financial solutions centres opened in the South East of England during the year, with progress made to roll out the financial solutions concept into the markets in the north of England and Scotland.  This is a two-year programme to upgrade all business banking centres and third party distribution; and

•                  A detailed review of the operating model for Institutional Markets & Services was undertaken during the year with consolidation of the Asian operations, including establishing a business hub in Hong Kong and the exit of activities in Seoul, Singapore, Tokyo and Malaysia.  The non-core business operations were also exited in the Americas.

A more detailed discussion of results is set out in the 2005 full year results announcement.

Consolidated statement of financial performance

For the year ended September 30	Note	2005	2004
		$m	$m

Interest income	4	20,872	18,650
Interest expense	5	(13,790)	(11,459)
Net interest income		7,082	7,191

Premium and related revenue	4	906	1,005
Investment revenue	4	7,698	4,842
Claims expense	5	(590)	(702)
Change in policy liabilities	5	(5,570)	(3,368)
Policy acquisition and maintenance expense	5	(739)	(723)
Investment management fees	5	(33)	(42)
Net life insurance income		1,672	1,012

Other banking and financial services income	4	5,102	4,831
Movement in the excess of net market value over net assets of life insurance controlled entities	4	335	(137)
Significant revenue
Proceeds from the sale of controlled entities	4	2,493	—
Proceeds from the sale of strategic shareholdings	4	—	993

Personnel expenses	5	(3,736)	(3,616)
Occupancy-related expenses	5	(622)	(591)
General expenses	5	(2,946)	(2,605)
Amortisation of goodwill	5	(98)	(103)
Charge to provide for doubtful debts	5	(534)	(559)
Significant expenses
Cost of controlled entities sold	5	(1,416)	—
Restructuring costs	5	(838)	—
Reversal of prior year restructuring provision	5	11	—
Foreign currency options trading (losses)/reversal	5	34	(360)
Cost of sale of strategic shareholdings	5	—	(678)
Write-down of impaired application software	5	—	(409)
Charge to provide for doubtful debts - revision of accounting estimate	5	—	(292)
Cost of foreign controlled entity sold - revision of accounting estimate	5	—	64
Profit from ordinary activities before income tax expense		6,539	4,741
Income tax expense relating to ordinary activities		(1,797)	(1,190)
Net profit		4,742	3,551
Net profit attributable to outside equity interest - Life insurance business		(610)	(365)
Net profit attributable to outside equity interest - Other		—	(9)
Net profit attributable to members of the Company		4,132	3,177

Other changes in equity other than those resulting from transactions with owners as owners
Net credit to asset revaluation reserve		1	71
Net credit/(debit) to foreign currency translation reserve		(614)	226
Total revenues, expenses and valuation adjustments attributable to members of the Company and recognised directly in equity		(613)	297
Total changes in equity other than those resulting from transactions with owners as owners		3,519	3,474

		cents	cents
Basic earnings per share	7	251.9	197.3
Diluted earnings per share	7	248.1	196.1

ADDITIONAL INFORMATION SUPPORTING THE STATEMENT OF FINANCIAL PERFORMANCE IS CONTAINED IN THE 2005 FULL YEAR RESULTS ANNOUNCEMENT.

Consolidated statement of financial position

As at September 30	Note	2005	2004
		$m	$m
Assets
Cash and liquid assets		8,430	8,080
Due from other financial institutions		15,477	23,494
Due from customers on acceptances		27,627	16,344
Trading securities		15,957	24,248
Trading derivatives		13,959	17,939
Available for sale securities		3,857	4,610
Investment securities		7,466	11,513
Investments relating to life insurance business		50,500	41,013
Loans and advances		260,053	247,836
Shares in joint venture entities and other securities		75	158
Regulatory deposits		118	177
Property, plant and equipment		1,974	2,257
Income tax assets		1,530	1,367
Goodwill		522	632
Other assets		12,043	11,641
Total assets		419,588	411,309
Liabilities
Due to other financial institutions		36,322	43,768
Liability on acceptances		27,627	16,344
Trading derivatives		12,407	16,150
Deposits and other borrowings		209,079	219,028
Life insurance policy liabilities		42,123	36,134
Income tax liabilities		1,381	1,178
Provisions		1,823	1,129
Bonds, notes and subordinated debt		39,238	32,573
Other debt issues		1,559	1,612
Other liabilities		13,749	13,627
Total liabilities		385,308	381,543
Net assets		34,280	29,766

Equity
Contributed equity	9	11,486	10,191
Reserves		667	1,194
Retained profits	10	15,903	14,515
Total parent entity interest		28,056	25,900
Outside equity interest - Life insurance business		6,224	3,866
Total equity		34,280	29,766

ADDITIONAL INFORMATION SUPPORTING THE STATEMENT OF FINANCIAL POSITION IS CONTAINED IN THE 2005 FULL YEAR RESULTS ANNOUNCEMENT.

Consolidated statement of cash flows

For the year ended September 30	Note		2005	2004
			$m	$m
Cash flows from operating activities
Interest received			20,588	18,594
Interest paid			(13,605)	(11,136)
Dividends received			2	23
Fees and other income received			5,271	5,068
Life insurance
Premiums received			7,594	7,467
Investment and other revenue received			1,853	1,339
Policy payments			(6,837)	(6,694)
Other life insurance payments			(350)	(641)
Personnel expenses paid			(3,544)	(3,521)
Occupancy expenses paid			(545)	(521)
General expenses paid			(3,225)	(3,048)
Income tax paid			(1,416)	(1,567)
Goods and services tax paid			(33)	(30)
Net decrease/(increase) in trading securities			8,161	(449)
Net decrease/(increase) in mortgage loans held for sale			38	(22)
Net cash provided by/(used in) operating activities	11	(a)	13,952	4,862
Cash flows from investing activities
Movement in available for sale securities
Purchases			(4,465)	(5,727)
Proceeds from sale			1,384	2,002
Proceeds on maturity			3,560	5,399
Movement in investment securities
Purchases			(27,155)	(15,032)
Proceeds on maturity			30,184	12,373
Movement in life insurance business investments and policy liabilities
Purchases			(13,292)	(5,166)
Proceeds from disposal			10,026	3,483
Net increase in loans and advances			(31,614)	(20,657)
Movement in shares in joint venture entities and other securities
Purchases			(18)	(33)
Proceeds from disposal			106	642
Proceeds from sale of controlled entities	11	(d)	2,495	110
Transaction costs of disposal of controlled entities sold	11	(d)	(177)	—
Payments for property, plant and equipment			(552)	(660)
Proceeds from sale of strategic shareholdings			—	993
Proceeds from sale of property, plant and equipment (net of costs)			173	157
Decrease in regulatory deposits			6	47
Net increase in other assets			(554)	(1,507)
Net cash used in investing activities			(29,893)	(23,576)
Cash flows from financing activities
Net increase in deposits and other borrowings			7,951	18,377
Proceeds from bonds, notes and subordinated debt (net of costs)			13,837	14,059
Repayments of bonds, notes and subordinated debt			(5,768)	(5,473)
Payments from provisions			(496)	(270)
Proceeds from issue of ordinary shares (net of costs)			45	739
Net proceeds from issue of Trust Preferred Securities II			1,014	—
Payments made under on-market buy-back of ordinary shares			—	(162)
Payments made on buy-back of preference shares			—	(582)
Dividends and distributions paid			(2,453)	(1,976)
Net increase/(decrease) in other liabilities			1,041	(978)
Net cash provided by financing activities			15,171	23,734
Net (decrease)/increase in cash and cash equivalents			(770)	5,020
Cash and cash equivalents at beginning of year			(12,194)	(17,602)
Effects of exchange rate changes on balance of cash held in foreign currencies			532	396
Cash and cash equivalents of controlled entities sold			17	(8)
Cash and cash equivalents at end of year	11	(b)	(12,415)	(12,194)

Notes to the preliminary financial report

1 Principal accounting policies

This preliminary final report is prepared in accordance with the ASX listing rules.  It should be read in conjunction with any public announcements to the market made by the Company during the year.

The preliminary final report has been prepared in accordance with the recognition and measurement requirements of applicable Australian Accounting Standards and Urgent Issues Group Consensus Views.

The preliminary final report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of an economic entity as an annual report and is not designed or intended to be a substitute for the 2005 annual financial report.

A full description of the accounting policies adopted will be contained in the 2005 annual financial report.  There have been no changes in accounting policy from those policies applied at September 30, 2004.

Comparative amounts have been reclassified to accord with changes in presentation made in 2005, except where otherwise stated.

All amounts are expressed in Australian dollars unless otherwise stated.

Reclassification of financial information

During the first half of 2005, the Group introduced a common chart of general ledger accounts across its business operations and subsidiaries globally.

In preparation for the introduction of this global chart of accounts, an extensive and detailed Group-wide review of general ledger account classification was undertaken.  As a result, and as reported in the Company’s 2005 half year financial statements, changes have been made to the classification between certain categories in the Group’s consolidated statement of financial position to more appropriately reflect the nature of specific products, as follows:

•      transfer of certain loans within ‘loans and advances’ from ‘overdrafts’ to ‘other term lending’ totalling $5,346 million at September 30, 2004;

•      transfer of certain loans within ‘loans and advances’ from ‘overdrafts’ to ‘market rate advances’ totalling $450 million at September 30, 2004;

•      transfer of certain exposures from ‘on-demand and short-term deposits’ within ‘deposits and other borrowings’ to ‘due to other financial institutions’ totalling $2,663 million at September 30, 2004;

•      transfer of certain exposures within ‘deposits and other borrowings’ from ‘on-demand and short-term deposits’ to ‘securities sold under agreements to repurchase’ totalling $694 million at September 30, 2004;

•      transfer of certain exposures from ‘due to other financial institutions’ to ‘on-demand and short-term deposits’ within ‘deposits and other borrowings’ totalling $939 million at September 30, 2004;

•      reclassification of certain fee income revenue from ‘fees and commissions’ to ‘fleet management fees’ totalling $23 million for the year ended September 30, 2004; and

•      reclassification of certain occupancy cost expenses from ‘maintenance and repairs’ to ‘operating lease rental expense’ totalling $20 million for the year ended September 30, 2004.

Corresponding reclassifications have also been made to cash flow classifications.

2                     Transition to Australian equivalents to International Financial Reporting Standards

In July 2002, the Financial Reporting Council in Australia formally announced that Australian reporting entities would be required to comply with Australian accounting standards equivalent to International Financial Reporting Standards (AIFRS) and other pronouncements set by the International Accounting Standards Board (IASB) for financial years commencing on or after January 1, 2005.

The Group is required to adopt these standards for the financial year commencing October 1, 2005 and they will be first reflected in the Group’s financial statements for the half-year ending March 31, 2006.  Comparative financial information prepared in compliance with AIFRS is required for the financial year commencing October 1, 2004.  Comparative information is not required for AASB 132 “Financial Instruments: Disclosure and Presentation” (AASB 132), AASB 139 “Financial Instruments: Recognition and Measurement” (AASB 139) and AASB 4 “Insurance Contracts” (AASB 4).

A program board is monitoring the Group’s AIFRS implementation.  Dedicated work streams evaluated the impact of specific accounting standards and managed the necessary changes to processes and systems. These changes are now substantially complete.  AIFRS financial information has been collected during the financial year ended September 30, 2005.

AIFRS frequently require application of fair value measurement techniques.  This will potentially introduce greater volatility to the Group’s reported financial performance.  The adoption of these standards has a material effect on the Group’s reported financial position, however, the underlying economics of the business will not change.

Two types of adjustments arise from the transition to AIFRS:

•                  those concerning recognition and measurement of items in the financial statements; and

•                  those concerning presentation and disclosure of items in the financial statements.

Recognition and measurement adjustments that arise as a result of the transition process are recognised in either retained earnings or an appropriate equity reserve at the date of transition.  They will affect reported profit or equity for periods after that date.

Presentation and disclosure adjustments do not impact total equity or retained earnings, other than a reclassification of outside equity interests from equity to liabilities.

The transition to AIFRS changes a number of the Group’s accounting policies.  Based on AIFRS as currently issued, the areas of most significant impact and the transitional adjustments arising from application of AIFRS are summarised below.  These adjustments are our best estimates at reporting date and are subject to change.

There are future changes expected to AIFRS that the Group will need to address, including Phase II of the IASB’s insurance project.  The Group continues to monitor these and other developments, including emerging industry practice, additional guidance relating to application of AIFRS and interpretations subject to international debate.  These developments may require future changes to Group accounting policy.  These changes may be reflected in the Group’s March 31, 2006 financial report, or a later financial report as appropriate.

The quantified impacts of the application of relevant AIFRS on total equity and profit as discussed below have been presented in tables at the end of this note. All adjustments have been presented on a pre-tax basis. Issues arising from AIFRS standards applicable from October 1, 2004 have been segregated from those arising from standards applicable from October 1, 2005.

Transitional adjustments as at October 1, 2004

(a) Defined benefit pension plans

AIFRS requires defined benefit pension and superannuation plan surpluses and deficits to be recognised on the balance sheet.  Consequently, a transitional adjustment is required to recognise defined benefit pension surpluses and deficits on the balance sheet with a corresponding entry made to retained earnings.

The transitional adjustments in accordance with AASB 119 “Employee Benefits” (AASB 119), for each of the Group’s material pension and superannuation plans have been, in the case of Australia and New Zealand, calculated based upon a roll forward of the last triennial actuarial valuations performed between 2002 and 2003.  For the European funds (including those relating to the Irish Banks), the transitional adjustments have been based upon triennial actuarial valuations undertaken as at September 30, 2004.

The Group has recognised a defined benefit pension liability at October 1, 2004 of $1,280 million relating to the Group’s European pension plans.  A defined benefit pension asset of $130 million has been recognised relating to the Group’s New Zealand and Australian pension plans.  Additionally, the net prepaid pension cost asset recognised under Australian GAAP of $578 million, predominantly in respect of the Yorkshire Bank and Bank of New Zealand pension and superannuation plans, is derecognised upon transition to AIFRS at October 1, 2004.

In total, the decrease to retained earnings at October 1, 2004 is $1,728 million.  The value of the net defined benefit pension liability for financial reporting purposes does not impact the assessment of funding requirements for the plans.

AASB 119 was amended in December 2004 to permit the application of three options for the recognition of ongoing actuarial gains and losses related to defined benefit pension and superannuation plans.  In respect of ongoing actuarial gains and losses, the standard now permits: full and immediate recognition through the income statement; deferred recognition through the income statement (corridor approach); or full and immediate recognition directly through retained earnings.

The Group has determined that it will recognise full actuarial gains and losses directly in retained earnings.  While the choice of option will impact the income statement subsequent to transition, it does not impact the calculation of the transitional adjustment.  The amendment does not impact other components of pension expense, which will continue to be recognised in the income statement.

For the AIFRS comparative year ended September 30, 2005 the expense calculated in accordance with AASB 119 was $36 million less than had been recorded under Australian GAAP.

Additionally, there was an actuarial loss of $68 million, resulting in a decrease in retained earnings and an increase in the net accounting deficit recognised in respect of defined benefit pension plans.

The Irish Banks were sold on February 28, 2005.  The net profit on sale of the Irish Banks reported as a significant item under Australian GAAP in the year ended September 30, 2005 was $1,043 million.  For the AIFRS comparative year ended September 30, 2005 the net profit on sale of the Irish Banks was $1,313 million, an increase of $270 million.  The increase is largely due to the impact of recognising the defined benefit pension liabilities in respect of the Irish Banks at October 1, 2004.

(b) Wealth Management revaluation – excess of market value over net assets (EMVONA)

On transition to AIFRS, EMVONA is derecognised and revaluation movements will no longer be recognised in the Group’s income statement.

Broadly, EMVONA represents:

•             acquired goodwill in respect of life insurance controlled entities remaining at balance date;

•             increases in the value of goodwill of the controlled entities since acquisition; and

•             the difference between the values assigned to assets and liabilities of the controlled entity within the Group’s financial report and those in the report of the controlled entity arising due to valuation methodology differences.

The whole of the EMVONA balance of $4,905 million is written off to retained earnings upon transition to AIFRS. Under AASB 1 “First-time Adoption of Australian Equivalents to International Financial Reporting Standards” (AASB 1), EMVONA will be partially replaced by acquired goodwill of $4,094 million and other items, including intangible assets relating to past acquisitions, of $73 million.  The net decrease in retained earnings is $738 million.

Under AASB 1, the goodwill recognised does not include any notional amortisation from the date of acquisition until AIFRS transition. On an ongoing basis the goodwill will be subject to an annual impairment test.  The other intangible assets recognised (management agreements), will be amortised over a period equivalent to their useful life and will be reviewed for any indication of impairment at each reporting date.

During the AIFRS comparative year ended September 30, 2005 revaluation uplift in EMVONA of $335 million was recognised under Australian GAAP.  This amount has been reversed in the AIFRS comparative income statement.  Additionally, $47 million relating to foreign exchange movements arising upon consolidation of Wealth Management’s life insurance foreign subsidiaries has been reversed to the foreign currency translation reserve.

(c) Consolidation of special purpose entities

As at October 1, 2004 the AIFRS consolidation rules require the Group to consolidate all securitisation special purpose entities that were not previously consolidated under Australian GAAP.  The consolidation rules impact both existing and new securitisation arrangements involving the Group’s assets and those of its customers.  Special purpose entities require consolidation where the Group has access to the majority of the residual income or is exposed to the majority of the residual risk associated with the special purpose entity.

The opening adjustment as at October 1, 2004 is a gross up of assets and liabilities of $5,732 million and $5,734 million respectively, with a corresponding minimal impact on total equity.  During the AIFRS comparative year ended September 30, 2005 the impact on profit before tax arising from the consolidation of these entities is immaterial.

As a consequence of the impact of AIFRS, during the year ended September 30, 2005 the Group commenced making structural changes to special purpose entities involved in certain securitisation programs.  For AIFRS reporting purposes, these changes allowed deconsolidation of one of the entities as at April 1, 2005.  Two more entities were deconsolidated as at October 1, 2005.

(d) Taxation

AASB 112 “Income Taxes” (AASB 112), requires the Group to adopt a balance sheet approach to determining deferred tax items, based upon a comparison of accounting carrying amounts of assets and liabilities with their tax base.  This method identifies a broader range of differences than those that arise currently under Australian GAAP.

At October 1, 2004 the application of AASB 112 resulted in adjustments including an increase in deferred tax assets of $449 million and a decrease in deferred tax liabilities of $81 million.  These adjustments have increased retained earnings by $558 million and decreased the asset revaluation reserve by $38 million.  These adjustments arise mainly from the tax impacts of the AIFRS transitional adjustments arising as at October 1, 2004.

During the AIFRS comparative year ended September 30, 2005 the income tax expense was $10 million less than that recognised under Australian GAAP.

(e) Share-based payments

AIFRS introduces the requirement for the Group to recognise an expense in respect of all share-based remuneration (performance options, performance rights and shares issued to employees) determined with reference to the fair value of the equity instruments issued.  The fair value of performance options and performance rights is calculated using an appropriate valuation technique, based upon an arm’s length transaction between knowledgeable, willing parties.  The fair value of shares issued under the staff share schemes is determined by reference to the market price.

The fair value of the performance options and performance rights at grant date will be expensed over their expected vesting period on a straight-line basis.  The fair value of shares issued under the staff share schemes will be recognised as an expense when issued.

Under the exemption provided in AASB 1, the Group has not applied AASB 2 “Share-based Payment” to equity instruments issued prior to November 7, 2002.  The transitional adjustment at October 1, 2004 is therefore calculated in respect of performance options and performance rights granted from November 7, 2002 that remain unvested at January 1, 2005.

The opening transitional adjustment as at October 1, 2004 is an increase in the executive share option reserve of $34 million, with a corresponding decrease in retained earnings.

For the AIFRS comparative year ended September 30, 2005 the expense for share based payments is $66 million, representing:

•             $21 million expense in respect of shares issued under the staff share schemes, with a corresponding increase in contributed equity; and

•             $45 million expense in respect of performance options and performance rights vesting through the financial year, with a corresponding increase in the executive share option reserve.

(f) Goodwill, intangible assets and impairment

Upon transition to AIFRS goodwill will no longer be amortised.  Instead, goodwill will be tested for impairment annually and assessed for any indication of impairment at each reporting date to ensure that its carrying amount does not exceed its recoverable amount.  If an impairment loss is identified, it will be recognised immediately in the income statement.  No impairment of goodwill was identified at October 1, 2004.

During the AIFRS comparative year ended September 30, 2005 goodwill amortisation of $97 million was recognised under Australian GAAP.  This amount has been reversed in the AIFRS comparative income statement.  No impairment of goodwill was identified for the AIFRS comparative year.

Intangible assets other than goodwill will be amortised on a systematic basis that best reflects the expected pattern of consumption of the assets’ benefits over their respective useful lives.

(g) Foreign currency translation

Under the exemption provided in AASB 1, the Group has reset the foreign currency translation reserve (FCTR) to nil as at October 1, 2004 resulting in an increase in retained earnings of $166 million.

Translation differences in relation to foreign controlled entities subsequent to transition to AIFRS will continue to be recorded in the FCTR.  The gain or loss recognised in the income statement on a future disposal of a foreign controlled entity will include any translation differences that arose after October 1, 2004.  The impact on the FCTR of the sale of the Irish Banks on February 28, 2005 was immaterial.

(h) Wealth Management investment business  - revenue and expense recognition

Under Australian GAAP, acquisition costs, net of initial commission revenue, relating to acquiring new investment business, are deferred and subsequently recognised in the income statement over the average life of the contracts.  Under AIFRS, initial commission revenue will be recognised at the inception of the contract.  Similarly, costs will be recognised and expensed as they are incurred.

The AIFRS adjustment as at October 1, 2004 is in respect of contracts issued by entities other than life insurance entities and represents a write off of the cumulative deferred acquisition costs asset of $100 million to retained earnings.

During the AIFRS comparative year ended September 30, 2005 the increase in the deferred acquisition costs asset recognised under Australian GAAP of $12 million has been reversed in the AIFRS comparative income statement.

(i) Treasury shares

Under Australian GAAP, direct investments in National Australia Bank Limited shares by the Group’s life insurance statutory funds are recognised within investments relating to life insurance business in the balance sheet at market value.  On transition to AIFRS, these investments will be classified as treasury shares and deducted from share capital.  The opening adjustment at October 1, 2004 is:

•             a decrease of $551 million in investments relating to life insurance business, being the market value of the investments;

•             a decrease of $645 million in contributed equity, being the cost of the investments; and

•             an increase of $94 million in retained earnings, being the reversal of the cumulative opening market value decrement.

During the AIFRS comparative year ended September 30, 2005 realised and unrealised gains and losses and dividend income totalling $167 million relating to treasury shares were recognised in the income statement under Australian GAAP.  For the purposes of the AIFRS comparative income statement these amounts are reversed. The required adjustments are:

•             a decrease of $164 million in investments relating to life insurance business;

•             a decrease of $7 million in contributed equity;

•             a decrease of $167 million in profit before tax; and

•             an increase of $10 million in retained earnings, being dividend income earned during the year less realised losses.

At the consolidated Group level, these adjustments remove the treasury share asset from the balance sheet along with any corresponding income statement movement.  However, the corresponding insurance contract liabilities and related income statement movement in the value of those liabilities, remains upon consolidation.  This accounting mismatch results in the movements in treasury share assets impacting net profit.

(j) Asset revaluation reserve

Under Australian GAAP, the Group carries all land and buildings at fair value.  Valuation increments and decrements are offset against one another within the global group of land and buildings with the net movement being reflected in the asset revaluation reserve.  In contrast, AASB 116 “Property, Plant and Equipment”, requires that valuation increments and decrements are accounted for on an asset by asset basis.

Upon transition to AIFRS, the Group will continue to carry all land and buildings at fair value.  The balance of the asset revaluation reserve has been restated to reflect the cumulative movements on property revaluations on an asset by asset basis.  At October 1, 2004 the required adjustments are an increase in the asset revaluation reserve of $150 million with a corresponding decrease in retained earnings.

During the AIFRS comparative year ended September 30, 2005 $56 million has been transferred from the asset revaluation reserve to retained earnings. The majority of this amount reflects the additional revaluation amounts recognised at October 1, 2004 in respect of the Irish Banks, which are released to retained earnings upon sale of the Irish Banks on February 28, 2005.

Transitional adjustments as at October 1, 2005

The following transitional adjustments relate to application of AASB 132, AASB 139 and AASB 4 as at October 1, 2005.

(k) Recognition of derivative financial instruments and hedging

Under AIFRS, the Group will be required to recognise all derivative financial instruments at fair value on the balance sheet, irrespective of whether the instrument is used in a hedging relationship or otherwise.

Where fair value hedge accounting criteria are met, fair value changes on both the hedged item (attributable to the hedged risk) and the hedging instrument will be recognised directly in the income statement.  Where cash flow hedge accounting criteria are met, the carrying value of the hedged item is not adjusted and the fair value changes on the related hedging instrument (to the extent the hedge is effective) are deferred in the cash flow hedge reserve.  This amount will then be transferred to the income statement at the time the hedged item affects the income statement.  Hedge ineffectiveness is recognised in the income statement immediately.

It should be noted that the underlying economics and risks of the Group will not change.  The change in hedge accounting requirements affects only the manner by which the Group will account for the way it mitigates its interest rate, foreign currency and credit risk.  Under AIFRS, the Group will use a combination of approaches with a predominance of cash flow hedge accounting to minimise income statement volatility attributable to the fair value movements of derivatives.  As a consequence, this will create volatility in the balance of the cash flow hedge reserve within equity.

All hedging arrangements are subject to rigorous effectiveness testing and where an arrangement fails effectiveness tests, hedge accounting cannot be applied and fair value changes on the hedging instrument will generally be recognised in the income statement.  This raises the potential for income statement volatility.

Whilst hedge accounting rules may alter the accounting for the Group’s interest rate risk management activities, the treatment of trading derivatives is not expected to be affected by hedge accounting.  In certain circumstances, derivatives currently accounted for within a hedging relationship under Australian GAAP have been reclassified to trading derivatives upon transition to AIFRS.

In some situations, the Group will either be unable to achieve hedge accounting or it will not be the most appropriate approach.  Where this is the case, the Group will in certain circumstances seek to minimise the impact of the fair value measurement requirements by designating both the item that is subject to an economic hedge and the accompanying derivative instrument as at “fair value through profit and loss”.  Both the underlying item and the derivative instrument are recognised at fair value in the balance sheet and movements in fair values are recognised immediately in the income statement.  The effect of this is to reflect the economic substance of the transaction and reduce income statement volatility.

At October 1, 2005 the Group will recognise the following adjustments attributable to derivative financial instruments and hedging:

•             initial recognition of non hedging derivatives at fair value will increase assets by $389 million and increase liabilities by $581 million.  The corresponding decrease in retained earnings is $192 million.

•             initial recognition of derivatives designated within a fair value hedge relationship will increase assets by $323 million and decrease liabilities by $13 million.  The corresponding increase in retained earnings is $336 million.

•             where the Group has designated a financial asset or liability within a fair value hedge, an adjustment is required to remeasure those assets or liabilities at fair value.  A decrease in assets of $118 million and an increase in liabilities of $235 million arises.  The corresponding decrease in retained earnings is $353 million.

•             initial recognition of derivatives designated within a cash flow hedge relationship will decrease assets by $40 million and decrease liabilities by $28 million.  The corresponding impacts on equity are an adjustment to the cash flow hedge reserve of $6 million and a decrease in retained earnings of $6 million.

•             where the Group has designated a financial asset or liability as at “fair value through profit and loss” an adjustment is required to remeasure those assets or liabilities at fair value.  An increase in assets of $282 million (net of an amount of approximately $100 million reclassified from the provision for doubtful debts) and an increase in liabilities of $29 million arises.  The corresponding increase in retained earnings is $353 million.

(l) Loan loss provisioning

Under AIFRS, the Group will recognise loan impairment (currently referred to as provision for doubtful debts) when objective evidence is available that a loss event has occurred and as a consequence the Group will not likely receive all amounts owed to it.  Loan impairment is calculated as the difference between the carrying amount of the loan and the present value of future expected cash flows associated with the loan discounted at the loan’s original effective interest rate.

Significant loans are individually assessed for impairment.  Smaller loans will not be individually assessed but impairment tested in portfolios based upon similar risk profiles.  Objective evidence of impairment will be based on historical experience for such portfolios, adjusted to reflect the effects of current conditions at each balance date.

The transitional adjustment at October 1, 2005 is a decrease in the total provision for doubtful debts of approximately $350 million with a corresponding increase in retained earnings.  In addition there is an amount of approximately $100 million that will be allocated against financial assets carried at fair value due to the reclassification of certain loans within the Group.  This latter item is a reclassification only and does not impact shareholders’ equity.

These adjustments may be subject to change given ongoing developments in industry interpretation and practice relating to loan loss provisioning under AIFRS.

(m) Revenue recognition – effective yield

Under Australian GAAP loan origination and other fee revenue is either recognised immediately in the income statement or deferred in the balance sheet and amortised as an adjustment to yield over the expected life of the loan.  Under AIFRS a greater volume of fees will be deferred and amortised over the expected life of the respective loans.  Revenue that is deferred must be amortised on an effective interest rate basis.  AIFRS also requires deferral of related costs where these are both direct and incremental to origination of the loan.

At October 1, 2005 assets will decrease by $371 million to re-recognise fee revenue and costs previously recorded in the income statement. The corresponding entry is a decrease to retained earnings.

(n) Valuation of financial instruments using bid and offer prices

AASB 139 requires that in valuing financial instruments at fair value, the appropriate quoted market price to be used is usually the bid or offer price. Currently, all financial instruments of the Group measured at fair value and transacted in an active market are valued at the mid price.  Under AASB 139 it is acceptable to continue to use the mid price where there is an offsetting market risk position.  Consequently, where there is no offsetting market risk position, an adjustment is required to remeasure those assets and liabilities at either the bid or offer price instead of the mid price.

At October 1, 2005 the Group will adjust the carrying value of financial assets and liabilities to value them on a bid or offer basis where required under AIFRS.  This results in the recognition of a liability of $16 million with a corresponding decrease in retained earnings.

(o) Classification of hybrid financial instruments

AIFRS requires the debt and equity elements of hybrid financial instruments to be separately recognised and accounted for.

The Group has on issue Exchangeable capital units currently classified as a liability.  Under AIFRS these instruments are a compound financial instrument and the equity component will be reclassified to contributed equity.  This will result in a net increase in contributed equity of $103 million.  In addition a net adjustment has been made to the remaining liability to reflect the impact of both the initial discount and subsequent accretion from the date of issuance up to October 1, 2005.

In addition, recent International Accounting Standards Board discussions relating to an International Financial Reporting Interpretations Committee interpretation, may change the accounting treatment of other hybrid debt instruments the Group has on issue.  The Group is assessing the potential impact of this decision.

(p) Derecognition of financial assets and liabilities

AIFRS contains more specific and stringent requirements prior to the Group being able to derecognise financial assets and liabilities from the balance sheet.  Furthermore, the Group is required to review and consider the extent to which it retains the risks and rewards of ownership of a financial asset or whether the obligation specified within the contract is discharged, cancelled or expired prior to the derecognition of a financial liability.

At October 1, 2005 this will result in the Group re-recognising $60 million of customer related financial liabilities on the balance sheet with a corresponding decrease in retained earnings.

(q) Insurance contracts – Wealth Management

Under AIFRS, contracts that do not have significant insurance risk will no longer be treated as insurance contracts but as financial instruments.  For non-insurance contracts which will be accounted for as financial instruments, acquisition costs are currently deferred and subsequently recognised in the income statement under Australian GAAP.  In contrast, under AIFRS costs will be recognised and expensed as they are incurred.

The AIFRS adjustment as at October 1, 2005 represents a write off of the cumulative deferred acquisition costs included in net policy liabilities of life insurance entities of $378 million to retained earnings.

Those contracts that continue to meet the definition of an insurance contract will be accounted for under an amended Margin on Services approach.  On transition to AIFRS, the actuarial calculation of policyholder liabilities will be based on discount rates different to that currently used under Australian GAAP.  At October 1, 2005 this will decrease policyholder liabilities by $17 million with a corresponding increase in retained earnings.

(r) Reclassification of outside equity interests

On transition to AIFRS, the outside equity interests in controlled unit trusts of the life companies will no longer be defined as equity. As a result, the Group has reclassified outside equity interests in controlled unit trusts to liabilities. As at October 1, 2005, this will result in an increase in liabilities and a corresponding decrease in equity of $6,224 million.

(s) Taxation

The tax impacts of the transitional adjustments arising as at October 1 2005 include a increase in deferred tax assets of $98 million and an increase in deferred tax liabilities of $119 million.  The corresponding impacts on equity are an adjustment to cash flow hedge reserve of $3 million and a decrease in retained earnings of $24 million.

Format of financial statements

In addition to the transitional adjustments detailed above, which will impact the measurement and recognition of certain items, the adoption of AIFRS will introduce a number of changes to the format of the income statement, balance sheet and other financial statement disclosures.  In general, these changes introduce more detail rather than less to the required disclosures.

Capital implications

The Australian Prudential Regulation Authority (APRA) released a discussion paper in February 2005, outlining its proposed approach to calculation of regulatory capital following the adoption of AIFRS.  Several of the transitional adjustments detailed above affect the calculation of the Group’s regulatory capital and are affected by APRA’s proposed approach.  The Group is working with APRA and the Australian banking industry to ensure these implications are fully understood. APRA have yet to release their final pronouncements in this regard.

It is important to note that APRA’s proposals will not take effect until July 1, 2006 and the calculation of regulatory capital will remain unchanged until then.

Reconciliation of total equity as at October 1, 2004

	Note		Group
			$m
Total equity as reported under Australian GAAP as at September 30, 2004			29,766
AIFRS October 1, 2004 adjustments to total equity:
Impacts on retained earnings
Recognition of defined benefit pension liability		(a)	(1,280)
Recognition of defined benefit pension asset		(a)	130
Derecognition of net prepaid pension asset		(a)	(578)
Derecognition of EMVONA		(b)	(738)
Transfer to executive share option reserve		(e)	(34)
Transfer from foreign currency translation reserve		(g)	166
Revenue and expense recognition – investment contracts		(h)	(100)
Reversal of market value decrement on treasury shares		(i)	94
Transfer to asset revaluation reserve		(j)	(150)
Other			(144)
Tax effect of transitional adjustments and application of tax effect accounting		(d)	558
Impacts on contributed equity
Derecognition of treasury shares		(i)	(645)
Impacts on reserves
Transfer from retained earnings to executive share option reserve		(e)	34
Transfer from foreign currency translation reserve to retained earnings		(g)	(166)
Increase to asset revaluation reserve (gross amount is $150 million)		(j)	112
Total adjustments to equity as at October 1, 2004			(2,741)
Total equity measured under AIFRS as at October 1, 2004			27,025

Reconciliation of net profit for the year ended September 30, 2005

	Note		Group
			$m
Net profit as reported under Australian GAAP for the year ended September 30, 2005			4,132
AIFRS adjustments to net profit:
Adjustment to defined benefit pension expense		(a)	36
Reversal of revaluation movements relating to life insurance entities (EMVONA)		(b)	(335)
Share-based payments expense		(e)	(66)
Reversal of goodwill amortisation		(f)	97
Revenue and expense recognition – investment contracts		(h)	(12)
Reversal of realised and unrealised gains and dividend income on treasury shares		(i)	(167)
Other			24
Tax effect of above adjustments		(d)	10
Adjustment to net profit before significant items			(413)
Adjustment to significant item relating to the sale of the Irish Banks		(a)	270
Total AIFRS adjustment to net profit			(143)
Net profit measured under AIFRS for the year ended September 30, 2005			3,989

Reconciliation of total equity as at September 30, 2005

	Note		Group
			$m
Total equity as reported under Australian GAAP as at September 30, 2005			34,280
Total adjustments to equity as at October 1, 2004 – reconciled above			(2,741)
AIFRS adjustments to net profit for the year ended September 30, 2005 – reconciled above			(143)
AIFRS adjustments to equity for the year ended September 30, 2005:
Impact on retained earnings
Actuarial movements on defined benefit pension plans		(a)	(68)
Derecognition of dividend income and realised gains/losses on treasury shares		(i)	10
Transfer from asset revaluation reserve			56
Impact on contributed equity
Recognition of share-based payments		(e)	21
Derecognition of treasury shares		(i)	(7)
Impact on reserves
Adjustment to executive share option reserve		(e)	45
Adjustment to foreign currency translation reserve		(b)	(47)
Adjustment to asset revaluation reserve (gross amount is $56 million)		(j)	(42)
Total equity measured under AIFRS as at September 30, 2005			31,364

Reconciliation of total equity as at October 1, 2005

	Note		Group
			$m
Total equity as measured under AIFRS as at September 30, 2005 – reconciled above			31,364
AIFRS October 1, 2005 adjustments to total equity:
Impact on retained earnings
Recognition of non hedging derivatives		(k)	(192)
Recognition of fair value hedging derivatives		(k)	336
Fair value hedge adjustment to underlying hedged items		(k)	(353)
Adjustment to assets and liabilities recorded at “fair value through profit and loss”		(k)	353
Loan loss provisioning		(l)	350
Revenue recognition – effective yield		(m)	(371)
Valuation of financial instruments at bid and offer price		(n)	(16)
Recognition of discount upon reclassification of financial liabilities		(o)	(81)
Rerecognition of customer related liabilities		(p)	(60)
Derecognition of deferred acquisition costs – life insurance contracts		(q)	(378)
Adjustment to policyholder liabilities due to changes in discount rates		(q)	17
Other			(38)
Tax effect of above transitional adjustments		(s)	(24)
Impact on contributed equity
Reclassification of hybrid instruments(1)		(o)	103
Impact on reserves
Recognition of cash flow hedging derivatives within cash flow hedge reserve (gross amount is $6 million)		(k)	(3)
Reclassification of outside equity interest to liabilities		(r)	(6,224)
Total adjustments to equity as at October 1, 2005			(6,581)
Total equity measured under AIFRS as at October 1, 2005			24,783

(1)       As a consequence of decisions of the International Accounting Standards Board, further reclassifications are possible.

3 Segment information

The following segment information is disclosed in accordance with Australian Accounting Standard AASB 1005 “Segment Reporting”.  For the purposes of this note, a business/primary operating segment is defined as a component of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in assessing performance.  The Group results are based on the business segments as reviewed separately by the chief operating decision maker, the Managing Director and Group Chief Executive, as well as other members of senior management.

During 2005, the Group re-organised its business into four operating segments, which are managed along regional lines: Total Australia, Total United Kingdom and Total New Zealand, which include Banking and Wealth Management products; as well as Institutional Markets & Services (which is managed globally). Institutional Markets & Services (IMS) comprises Markets, Corporate Loan Portfolio, Structured Products, Credit Products, Financial Institutions Group and a Support Services unit, to provide products across the Group’s business base.  With the exception of Financial Institutions, the client relationships served by IMS are maintained within the regional structures across the Group.  The Group’s ‘Other’ business segment includes Corporate Centre and Group Funding, which are not considered to be separate reportable operating segments.  Corporate Centre comprises non-operating units - Finance and Risk Management (including Nautilus Insurance) People & Culture and Group Development.  The re-organisation of the Group aims to improve integration across divisions and build a more customer-focused organisation.

Previously, the Group’s business was organised on a divisional basis into five major operating segments: Financial Services Australia, Financial Services Europe, Financial Services New Zealand, Corporate & Institutional Banking and Wealth Management.  The Group’s ‘Other’ business segment was broadly consistent with the structure under the re-organisation.

Comparatives for the year ended September 30, 2004 have been restated to reflect the new organisational structure.  There is no overall financial impact to the Group in respect of the change to the segment information.

Revenues and expenses directly associated with each business segment are included in determining their result.  Transactions between business segments are based on agreed recharges between segments operating within the same country and are at arm’s length between segments operating in different countries.

Business segments

		Total	Total	Institutional		Inter -
	Total	United	New	Markets		segment	Total
Year ended September 30, 2005	Australia	Kingdom	Zealand	& Services	Other	eliminations	Group
	$m	$m	$m	$m	$m	$m	$m
Net interest income (1)	3,876	1,837	782	543	44	—	7,082
Non-interest income	11,658	1,002	393	923	65	—	14,041
Significant revenue (2)	—	2,374	—	—	119	—	2,493
Inter-segment revenue/(expenses)	90	50	14	(4)	83	(233)	—
Total revenue after interest expense (3)	15,624	5,263	1,189	1,462	311	(233)	23,616
Significant expenses (4)	(403)	(1,600)	(14)	(86)	(106)	—	(2,209)
Other expenses	(10,931)	(2,126)	(660)	(627)	(524)	—	(14,868)
Inter-segment (expenses)/revenue	(52)	(50)	(49)	(132)	50	233	—
Total expenses excluding interest expense	(11,386)	(3,776)	(723)	(845)	(580)	233	(17,077)
Profit/(loss) from ordinary activities before tax	4,238	1,487	466	617	(269)	—	6,539
Income tax (expense)/benefit	(1,292)	(177)	(152)	(80)	(96)	—	(1,797)
Net profit/(loss)	2,946	1,310	314	537	(365)	—	4,742
Net profit attributable to outside equity interest	(610)	—	—	—	—	—	(610)
Net profit/(loss) attributable to members of the Company	2,336	1,310	314	537	(365)	—	4,132

		Total	Total	Institutional		Inter -
	Total	United	New	Markets		segment	Total
Year ended September 30, 2004	Australia	Kingdom	Zealand	& Services	Other	eliminations	Group
	$m	$m	$m	$m	$m	$m	$m
Net interest income/(expense) (1)	3,699	2,158	720	618	(4)	—	7,191
Non-interest income	8,206	1,029	388	875	43	—	10,541
Significant revenue (2)	—	—	—	—	993	—	993
Inter-segment revenue/(expenses)	55	46	14	(9)	132	(238)	—
Total revenue after interest expense (3)	11,960	3,233	1,122	1,484	1,164	(238)	18,725
Significant expenses (4)	(192)	(182)	(68)	(416)	(817)	—	(1,675)
Other expenses	(8,249)	(2,357)	(588)	(686)	(429)	—	(12,309)
Inter-segment (expenses)/revenue	(32)	(67)	(76)	(132)	69	238	—
Total expenses excluding interest expense	(8,473)	(2,606)	(732)	(1,234)	(1,177)	238	(13,984)
Profit/(loss) from ordinary activities before tax	3,487	627	390	250	(13)	—	4,741
Income tax (expense)/benefit	(928)	(206)	(139)	25	58	—	(1,190)
Net profit	2,559	421	251	275	45	—	3,551
Net profit attributable to outside equity interest	(365)	—	—	(9)	—	—	(374)
Net profit attributable to members of the Company	2,194	421	251	266	45	—	3,177

(1)	Net interest income includes interest on capital employed by business segments.

(2)	Refer to note 4 for further information.

(3)

Total revenue has been disclosed net of interest expense. It is impracticable to disclose gross interest revenue on a business segment basis due to the Group’s business segmental management reporting system’s usage of net interest income as an operating measure rather than gross interest income and gross interest expense.

(4)	Refer to note 5 for further information.

4 Revenue from ordinary activities

	2005	2004
	$m	$m

Interest income
Loans to customers	17,826	15,879
Marketable debt securities	1,764	1,678
Other financial institutions	915	798
Other interest	367	295
	20,872	18,650
Life insurance income
Premium and related revenue	906	1,005
Investment revenue	7,698	4,842
	8,604	5,847
Other banking and financial services income
Dividends received from other entities	2	23
Profit on sale of property, plant and equipment and other assets	58	14
Loan fees from banking	1,506	1,447
Money transfer fees	930	983
Trading income
Foreign exchange derivatives (1)	371	313
Trading securities	126	168
Interest rate derivatives	159	94
Foreign exchange income/(expense)	29	(2)
Fees and commissions (2)	1,224	1,198
Fleet management fees (2)	148	131
Investment management fees	349	321
Other income	200	141
	5,102	4,831
Movement in the excess of net market value over net assets of life insurance controlled entities	335	(137)
Significant revenue
Proceeds from the sale of controlled entities (3)	2,493	—
Proceeds from the sale of strategic shareholdings (3)	—	993
Total revenue from ordinary activities	37,406	30,184

(1)	The foreign currency options trading losses reported in 2004 as significant expenses, due to their nature and incidence, are not included. Refer to note 5.

(2)

A change has been made to the classification of certain fees from fees and commissions to fleet management fees. A corresponding reclassification of $23 million has been made to comparative information for the 2004 year.

(3)

In 2005, significant revenue represents the proceeds from the sale of National Europe Holdings (Ireland) Limited, the immediate parent entity of Northern Bank Limited and National Irish Bank Limited. In 2004, significant revenue represented the proceeds from the sale of strategic shareholdings in St George Bank Limited, AMP Limited and HHG PLC.

5 Expenses included in profit from ordinary activities before income tax expense

	2005	2004
	$m	$m

Interest expense
Deposits and other borrowings	10,401	8,672
Other financial institutions	1,780	1,587
Bonds, notes and subordinated debt	1,494	1,077
Other debt issues	115	123
Total interest expense	13,790	11,459

Life insurance expenses
Claims expense	590	702
Change in policy liabilities	5,570	3,368
Policy acquisition and maintenance expense	739	723
Investment management fees	33	42
Total life insurance expenses	6,932	4,835

Personnel expenses
Salaries	2,397	2,443
Related personnel expenses
Superannuation	324	309
Payroll tax	191	175
Fringe benefits tax	50	23
Charge to provide for
Annual leave	52	52
Long service leave and retiring allowances	45	43
Restructuring costs - termination benefits	—	12
Performance-based compensation	309	197
Other expenses	368	362
	3,736	3,616
Significant restructuring costs
Charge to provide for termination benefits (1)	484	—
Reversal of prior year provision for termination benefits (2)	(6)	—
Total personnel expenses	4,214	3,616

Occupancy related expenses
Depreciation of buildings	15	14
Amortisation of leasehold assets	68	55
Operating lease rental expense (3)	336	322
Maintenance and repairs (3)	66	64
Electricity, water and rates	76	80
Other expenses	61	56
	622	591
Significant restructuring costs
Charge to provide for surplus lease space (1)	137	—
Reversal of prior year provision for surplus leased space (2)	(2)	—
Total occupancy expenses	757	591

	2005	2004
	$m	$m

General expenses
Depreciation and amortisation of plant and equipment	319	364
Amortisation of leasehold plant and equipment	21	8
Loss on sale of property, plant and equipment and other assets	20	6
Operating lease rental expense	90	72
Charge to provide for
Non-lending losses	189	106
Diminution in value of shares in entities	2	4
Fees and commissions	182	176
Communications, postage and stationery	386	416
Computer equipment and software	244	271
Advertising	207	225
Professional fees	424	391
Travel	74	85
Bureau charges	55	54
Motor vehicle expenses	45	41
Insurance	35	42
Other expenses	653	344
	2,946	2,605
Significant restructuring costs
Other (1)	217	—
Reversal of prior year provision (2)	(3)	—
Write-down of impaired application software	—	409
Total general expenses	3,160	3,014

Amortisation of goodwill
Australia	1	1
European banks	60	62
New Zealand subsidiaries	37	40
Total amortisation of goodwill	98	103

Charge to provide for doubtful debts
General	534	559
Significant expense - general - revision of accounting estimates	—	292
Total charge to provide for doubtful debts	534	851

Other significant expenses
Cost of controlled entities sold (4)	1,416	—
Cost of sale of strategic shareholdings (5)	—	678
Foreign currency options trading losses/(reversal) (6)	(34)	360
Cost of foreign controlled entity sold - revision of accounting estimate (7)	—	(64)

(1)	During the 2005 year, the Group recognised restructuring expenses and provisions amounting to $838 million ($606 million after tax).

(2)

During the 2002 year, the Group recognised significant restructuring costs of $580 million resulting from the Positioning for Growth initiatives. In 2005, excess provisions totalling $11 million ($7 million after tax) were written back to the profit and loss account.

(3)

A change has been made to the classification of certain occupancy related expenses from maintenance and repairs to operating lease retail expense. A corresponding reclassification of $20 million has been made to comparative information for the 2004 year.

(4)

National Europe Holdings (Ireland) Limited (the immediate parent entity of Northern Bank Limited and National Irish Bank Limited) was sold to Danske Bank A/S on February 28, 2005 for cash consideration of $2,493 million (see note 11(d)). This resulted in a net profit on sale, after all disposal costs including taxation, of $1,043 million.

(5)

On January 28, 2004, the Company sold its strategic shareholdings in St George Bank Limited, AMP Limited and HHG Plc. The Group received proceeds on sale of $993 million for assets with a carrying value of $678 million, resulting in a profit on sale of $315 million (after tax) in the 2004 year.

(6)

Losses arising from the unauthorised foreign currency options trading, consisting of $185 million as a result of the removal of fictitious trades and a further loss of $175 million arising from a risk evaluation and mark-to-market revaluation of the foreign currency options portfolio in January 2004. In the 2005 year, following a detailed review of the residual risk in the remaining portfolio, $34 million ($24 million after tax) was written back to the profit and loss account.

(7)

The Group recognised a provision for estimated probable costs in relation to items arising out of the contract of sale of SR Investments, Inc. (the parent entity of HomeSide Lending, Inc.) in the 2002 year. Due to the expiration of time, a revision of the accounting estimate was made in the 2004 year resulting in the reversal of the provision.

6 Dividends and distributions

		Franked	Foreign
	Amount	amount	source
	per	per	dividend	Total
	share	share	per share	amount
	cents	%	%	$m

Dividends on ordinary shares
Final dividend declared in respect of the year ended September 30, 2005	83	80	20	1,304
Interim dividend declared in respect of the six months ended March 31, 2005	83	80	20	1,297
Total dividends paid or payable in respect of the year ended September 30, 2005	166			2,601

The record date for determining entitlements to the 2005 final dividend is November 25, 2005.
The final dividend has been declared by the directors of the Company and is payable on December 19, 2005.

Final dividend paid in respect of the year ended September 30, 2004	83	100	—	1,289
Interim dividend paid in respect of the six months ended March 31, 2004	83	100	—	1,253
Total dividends paid or payable in respect of the year ended September 30, 2004	166			2,542

	2005		2004
	Amount		Amount
	per	Total	per	Total
	security	amount	security	amount
	cents	$m	cents	$m
Distributions on other equity instruments
Trust units exchangeable for preference shares (1)
Distributions for the six months ended September 30	—	—	—	—
Distributions for the six months ended March 31	—	—	42	16
National Income Securities
Distributions for the six months ended September 30	345	69	325	65
Distributions for the six months ended March 31	335	67	335	67
Trust Preferred Securities
Distributions for the six months ended September 30	6,500	26	6,750	27
Distributions for the six months ended March 31	7,000	28	3,000	12
Trust Preferred Securities II (2)
Distributions for the six months ended September 30	1,750	14	—	—
Distributions for the six months ended March 31	—	—	—	—
Total distributions on other equity instruments		204		187

(1)

On January 22, 2004, the Company bought back 36,008,000 fully paid non-converting, non-cumulative preference shares of the Company that were issued in connection with the issue of 18,004,000 Trust Units Exchangeable for Preference SharesTM (TrUEPrSSM) in 1998. The TrUEPrSSM were redeemed on the same date.

(2)	On March 23, 2005, 800,000 Trust Preferred Securities of US$1,000 were issued.

TrUEPrSSM is a service mark of Merill Lynch & Co., Inc.

Dividend and distribution plans

The dividend is paid in cash or part of a dividend plan.  Cash dividends are paid by way of:

a) cash or cash equivalents; and

b) direct credit.

Dividend plans in operation are:

a) Dividend Reinvestment Plan;

b) Bonus Share Plan; and

c) United Kingdom Dividend Plan (this enables a UK domiciled shareholder to receive either a dividend in Great British Pounds or shares via the UK Dividend Plan).

Participation in the Dividend Reinvestment Plan is restricted to a minimum of 35 Company shares and a maximum of 15,000 Company shares, unless a shareholder is maintaining a broker’s clearing account or acting as a trustee or nominee.

The last date for receipt of election notices for the dividend or distribution plans is November 25, 2005, 5pm (Melbourne time).

7  Earnings per share

	2005		2004
	Basic	Diluted (1)	Basic	Diluted (1)
Earnings ($m)
Net profit attributable to members of the Company	4,132	4,132	3,177	3,177
Distributions on other equity instruments	(204)	(204)	(187)	(187)
Potential dilutive adjustments
Interest expense on exchangeable capital units	—	106	—	112
Adjusted earnings	3,928	4,034	2,990	3,102
Weighted average ordinary shares (No. ’000)
Weighted average ordinary shares	1,559,118	1,559,118	1,515,270	1,515,270
Potential dilutive ordinary shares
Performance options and performance rights	—	1,876	—	711
Partly paid ordinary shares	—	321	—	375
Exchangeable capital units	—	64,911	—	65,454
Total weighted average ordinary shares	1,559,118	1,626,226	1,515,270	1,581,810
Earnings per share (cents)	251.9	248.1	197.3	196.1

(1)

The weighted average diluted number of ordinary shares includes the impact of performance options, partly paid ordinary shares and potential conversion of exchangeable capital units and performance rights.

8  Net tangible assets

	2005	2004

Net tangible assets per ordinary share	$11.60	$11.13

9 Contributed equity

	2005	2004
	$m	$m

Issued and paid-up share capital
Ordinary shares, fully paid	7,552	7,271
Ordinary shares, partly paid to 25 cents (1)	—	—
Other contributed equity
National Income Securities	1,945	1,945
Trust Preferred Securities	975	975
Trust Preferred Securities II	1,014	—
	11,486	10,191

Reconciliations of movements in contributed equity

Ordinary share capital
Balance at beginning of year	7,271	6,078
Shares issued
Dividend reinvestment plan	205	616
Underwriting of dividend reinvestment plan	—	686
Executive share option plan no. 2	44	52
Paying up of partly paid shares	1	1
Exchangeable capital units converted	31	—
Shares bought back	—	(162)
Balance at end of year	7,552	7,271

(1)	Ordinary shares, partly paid to 25 cents have a value of less than $1 million.

10 Retained profits

	2005	2004
	$m	$m

Balance at beginning of year	14,515	13,786
Net profit attributable to members of the Company	4,132	3,177
Transfer (to)/from general reserve	(169)	186
Transfer from asset revaluation reserve	—	1
Transfer from asset revaluation reserve on sale of controlled entities	69	—
Transfer from foreign currency translation reserve (1)	—	(168)
Increment on buy-back of preference shares (1)	—	148
Transfer from/(to) foreign currency translation reserve on sale of foreign controlled entity	14	(23)
Dividends paid (2)	(2,454)	(2,405)
Distributions on other equity instruments	(204)	(187)
Balance at end of year	15,903	14,515

(1)

The financial effects of the buy-back of preference shares and redemption of TrUEPrSSM in 2004 included a reduction in contributed equity of $730 million, a reduction in cash of $582 million and an increase in retained profits of $148 million. In addition, $168 million was transferred from the foreign currency translation reserve to retained profits representing the reserve balance attributable to the entity that had issued these instruments.

(2)

In the 2005 year, dividends were paid of $1,297 million and $1,289 million relating to the interim 2005 and final 2004 dividends respectively, partly offset by $132 million of bonus shares issued in lieu of a dividend payment.

11 Notes to the statement of cash flows

(a)  Reconciliation of net profit attributable to members of the Company to net cash provided by/(used in) operating activities

	2005	2004
	$m	$m

Net profit attributable to members of the Company	4,132	3,177
Add/(deduct): Non-cash items
Increase in interest receivable	(320)	(170)
Increase in interest payable	184	324
Depreciation and amortisation of plant and equipment	423	441
Profit on sale of controlled entities before income tax benefit/(expense)	(1,077)	—
Profit on sale of strategic shareholdings	—	(315)
Charge to provide for significant restructuring costs	613	—
Charge to provide for doubtful debts	534	559
Charge to provide for doubtful debts – revision of accounting estimate	—	292
Movement in the excess of net market value over net assets of life insurance controlled entities	(335)	137
Amortisation of goodwill	98	103
Increase in life insurance policy liabilities	5,944	3,255
Write-down of impaired application software	—	409
Cost of foreign controlled entity sold – revision of accounting estimate	—	(64)
Increase in life insurance investment assets	(5,844)	(3,199)
Increase/(decrease) in provision for income tax	272	(453)
Net decrease in provision for deferred tax and future income tax benefits	(146)	(65)
Net decrease/(increase) in trading securities	8,161	(449)
Unrealised (gain)/loss on trading derivatives	217	371
Net movement in mortgage loans held for sale	38	(22)
Other provisions and non-cash items	1,058	531
Net cash provided by operating activities	13,952	4,862

(b)  Reconciliation of cash and cash equivalents

For the purposes of reporting cash flows, cash and cash equivalents include cash and liquid assets, due from other financial institutions and due to other financial institutions.

Cash and cash equivalents at the end of the period as shown in the statement of cash flows is reconciled to the related items on the statement of financial position as follows:

	2005	2004
	$m	$m
Cash and liquid assets	8,430	8,080
Due from other financial institutions	15,477	23,494
Due to other financial institutions (1)	(36,322)	(43,768)
Total cash and cash equivalents	(12,415)	(12,194)

(1)

Comparative information has been restated to reflect the reclassification of certain exposures from ‘deposits and other borrowings’ to ‘due to other financial institutions’. Refer to note 1 for further information.

(c)  Non-cash financing and investing activities

New share issues
Dividend reinvestment plan	205	616
Bonus share plan	132	98
Movement in assets under finance lease	(12)	14

(d)  Sales of controlled entities

The following sales were made during the two years to September 30, 2005:

•               on February 28, 2005 National Europe Holdings (Ireland) Limited, the immediate parent entity of Northern Bank Limited and National Irish Bank Limited was sold for cash consideration of $2,493 million; and

•               on January 31, 2005, MLC Holdings Limited sold 66% of the share capital Advance MLC Assurance Limited for cash consideration of $2 million.

•               on December 31, 2003, National Europe Holdings (Wealth Management) Limited sold 100% of the share capital in National Australia Life Company Limited for cash consideration of $98 million;

•               on December 22, 2003, National Australia Financial Management Limited sold 100% of the share capital of National Australia Fund Management Limited for cash consideration of $12 million; and

The operating results of the controlled entities have been included in the Group’s statement of financial performance up to the date of sale.  Details of the sales were as follows:

	2005	2004
	$m	$m
Cash consideration received	2,495	110
Net assets of controlled entities sold
Cash and liquid assets	1,043	8
Due from other financial institutions	1,053	—
Investments relating to life insurance business	3	12
Investment securities	691	—
Loans and advances	13,333	—
Property, plant and equipment	194	—
Other assets	315	108
Due to other financial institutions	(2,113)	—
Deposits and other borrowings	(12,340)	—
Provisions	(78)	—
Other liabilities	(871)	(1)
Total net assets of controlled entities sold	1,230	127
Goodwill	11	—
Transaction costs of disposal of controlled entities sold	177	—
Excess of net market value over net assets on disposal (1)	—	(17)
Total costs of disposal of controlled entities sold	1,418	110
Profit on sale of controlled entities before income tax benefit	1,077	—

(1)	Included within movement in the excess of net market value over net assets of life insurance controlled entities recognised as revenue during 2004.

12 Details of associates and joint venture entities

Associates

The Group holds no material interests in associates as at September 30, 2005.

Interests in joint venture entities

The Group held the following interests in joint venture entities at September 30, 2004.  There were no changes to interests held during the 2005 year.

	Principal	Joint venture	Ownership	Voting	Investment carrying amount
Name	activity	reporting date	interest	interest	2005	2004
					$m	$m
Dark City Partnership (1)	Investment	December 31	50%	50%	—	19
Matrix Film Investment Partnership (1)	Investment	June 30	60%	50%	—	32

(1)

The Group’s interest in the Dark City Partnership and Matrix Film Investment Partnership was dissolved during the year, with the Group receiving its share of the partnership capital. The ownership and voting interests disclosed represent the Group’s interests prior to the partnerships being dissolved.

The aggregate share of contributions to net profit for those joint venture entities is not material.

13  Details of controlled entities gained or lost during the year

There were no material entities over which the Group gained control during the year ended September 30, 2005.

On February 28, 2005 the Group sold the Irish Banks (National Irish Bank Limited and Northern Bank Limited) to Danske Bank A/S for $2,493 million in cash.  The transaction involved the sale of shares in National Europe Holdings (Ireland) Limited (the immediate parent entity of the Irish Banks).  The profit on sale is $1,043 million after all disposal costs, including income tax.  The Irish Banks contributed $48 million profit from ordinary activities (after-tax) during the current period to the date of sale.  For the year ended September 30, 2004, the Irish Banks contributed $128 million profit from ordinary activities (after-tax).

14  Other information

Legal proceedings

Entities within the Group are defendants from time to time in legal proceedings arising from the conduct of their business.  The Company does not consider that the outcome of any proceedings, either individually or in aggregate, are likely to have a material effect on its financial position.  Where appropriate, provisions have been made.

There are contingent liabilities in respect of claims, potential claims and court proceedings against entities in the Group.  The aggregate of potential liability in respect thereof cannot be accurately assessed.

TrUEPrSSM capital raising

The Company has reached an in principle heads of agreement with the Australian Taxation Office (ATO) in respect of a settlement of amounts in dispute in respect of the TrUEPrSSM capital raising transaction.

A provision of $97 million has been recognised as a significant item in the Company's profit result for the year ended September 30, 2005.  The dispute had previously been disclosed.  The total potential claim was approximately $210 million including accrued interest.  In accordance with ATO practice on disputed assessments, the Company had previously paid to the ATO 50% of the amounts owing under relevant amended assessments.  This amount (approximately $96 million) was recognised by the Company at the time as an asset in prior period financial statements.  This amount has been written off reflecting the in principle agreement reached with the ATO.

TrUEPrSSM is a service mark of Merrill Lynch & Co., Inc.

Contingent liability - amended assessments from the Australian Taxation Office - exchangeable capital units capital raising

The Company announced in February 2004 and May 2005 that it had received amended assessments from the Australian Taxation Office (ATO) which seek to disallow interest deductions on exchangeable capital units (ExCaps) for the tax years 1997 to 2003 and deductions for certain issue costs for the years 1998 to 2001.  The ATO assessments are for $298 million of primary tax and interest and penalties of $254 million (after-tax), a total of $552 million (after-tax).

As previously advised, should the ATO also disallow issue costs claimed in 2002 and 2003, the further primary tax assessed would be approximately $2 million.  Interest and penalties may also be imposed.

In accordance with ATO practice on disputed assessments, the Company has paid 50% of the amounts owing under the amended assessments.  These payments have been recognised as an asset by the Company in its accounts, included within other assets, on the basis that the Company expects recovery of the amount paid to the ATO.  Interest may accrue on the unpaid disputed amounts.  The Company has not tax-effected interest paid on the ExCaps after October 1, 2003 whilst the tax treatment is in dispute.  As a result, a permanent difference of $31 million (2004: $33 million) has been recognised in determining income tax expense for the year ended September 30, 2005.

The tax treatment of the ExCaps remains in dispute with the ATO.  The Company has considered the implications of the recent decision of the full Federal Court in Macquarie Finance Limited v Commissioner of Taxation.  This decision has reinforced the Company’s confidence in the legal merits of its case.  The Company disputes the amended assessments for the ExCaps and intends to pursue all necessary avenues of objection and appeal.  Objections against the amended assessments have been lodged and no provisions have been raised for this matter.

Contingent liability - amended assessment from the New Zealand Inland Revenue Department - structured finance transactions

The New Zealand Inland Revenue Department (IRD) is carrying out a review of certain structured finance transactions in the banking industry.

As part of this review, subsidiaries of the Company have received amended tax assessments for the 1998 and 1999 years from the IRD with respect to certain structured finance transactions.  The amended assessments are for income tax of approximately NZ$47 million.  Interest will be payable on this amount, and the possible application of penalties has yet to be considered by the IRD.

The IRD has also issued Notices of Proposed Adjustments in respect of these and similar structured finance transactions for the 2000, 2001 and 2002 years.  These notices do not create a tax obligation for the Group, but advise of the IRD’s intention to issue amended assessments for those years.

The New Zealand Government introduced new legislation, effective from July 1, 2005, which addresses their concerns with banks entering into these transactions.  All of the structured finance transactions of the Company’s subsidiaries that are the subject of the IRD’s review were terminated by that date.

If the IRD issues amended assessments for all transactions for periods up to June 30, 2005, the maximum sum of primary tax which the IRD might claim for all years is approximately NZ$416 million.  In addition, as at September 30, 2005, interest of NZ$117 million (net of tax) will be payable.

The Group is confident that its position in relation to the application of the taxation law is correct and it is disputing the IRD’s position with respect to these transactions.  The Group has obtained legal opinions that confirm that the transactions complied with New Zealand tax law.  The transactions are similar to transactions undertaken by other New Zealand banks.  The Group has commenced legal proceedings to challenge the IRD’s assessments.

The financial effect of the unpaid balance of the amounts owing under the amended assessments has not been brought to account in the financial statements for the year to September 30, 2005.

Contingent liability – sale of SR Investment, Inc.

The Company and its controlled entity, MSRA Holdings, Inc., have a contingent liability arising in connection with the sale of SR Investment, Inc. (which was the direct holding company of HomeSide US at the time of the sale) to Washington Mutual Bank, FA (WaMu), which was completed on October 1, 2002.  Under the sale agreement, the Company and MSRA Holdings, Inc. have given customary representations, warranties and indemnities in respect of SR Investment, Inc. and HomeSide US and their business, assets and liabilities.  The majority of these representations, warranties and indemnities expire after four years; however, some have differing time and liability limitations and some are uncapped in terms of time and amount.  The maximum potential loss arising from the contingent liability to WaMu will depend upon the type of warranty or indemnity claimed by WaMu, if any.  As such, it is not practicable to estimate the maximum potential loss arising from the contingent liability to WaMu.  It is not envisaged that any material unrecorded loss is likely to arise from this contingent liability.

Compliance statement

This preliminary final report is prepared in accordance with the ASX listing rules.  It should be read in conjunction with any announcements to the market made by the entity during the period.

The preliminary final report has been prepared in accordance with the recognition and measurement requirements of applicable Australian Accounting Standards and Urgent Issues Group Consensus Views.

The financial statements of the Group are in the process of being audited.

November 9, 2005

Garry F. Nolan
Company Secretary

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

/s/ Garry F Nolan

Garry F Nolan

Date:

9 November 2005

Title:

Company Secretary